

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 18, 2010

Mr. Joel Gardner
President and Chief Executive Officer
Megola, Inc.
704 Mara Street, Suite 111
Point Edward, Ontario N7V1X4

      Re: **Megola, Inc.**
             Form 10-K for Fiscal Year Ended July 31, 2009
             Filed November 27, 2009

             Forms 10-Q for Fiscal Quarter Ended April 30, 2010
             File No. 0-49815

Dear Mr. Gardner:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Larry Spirgel
                Assistant Director